PricewaterhouseCoopers


To the Board of Directors of
Berwyn Income Fund, Inc.

In planning and performing our audit of the financial statements of Berwyn Income Fund, Inc. (the "Fund") for the year ended December 31, 1998, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. These controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in any internal control, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 1998.

This report is intended solely for the information and use of management and the Board of Directors of the Fund and the Securities and Exchange Commission.



PricewaterhouseCoopers LLP

February 12, 1999


Sub Item 77L:  Changes in accounting principles and practices.

	Effective January 1, 1998, the Fund began to amortize premiums and accrete discounts to interest income over the life of the bonds. In adopting the new accounting principles, the Fund increased the cost of investments at January 1, 1998 by $3,225,781. In addition, at January 1, 1998 the Fund increased undistributed net investment income and decreased unrealized appreciation by the same amount.

Sub Item 77C:  Submissions of matters to a vote of security holders

(a)	The annual meeting of security holders was held on March 27,
1998.

(b)	At this meeting, five proposals were submitted for shareholder vote.

	The first proposal was the election of directors. The nominees were Robert E. Killen, Denis P. Conlon, Anthony N. Carrelli, Edward, A. Killen and William H. Vonier. All nominees were elected. The votes were as follows: Robert E. Killen, 7,081,694 for and 169,001 against; Denis P. Conlon, 7,087,612 for and 163,083 against; Anthony N. Carrelli, 7,087,846 for and 162,849 against; Edward A. Killen, 7,094,598 for and 156,097 against; and William H. Vonier, 7,094,598 for and 156,097 against.

	The second proposal was the approval of the Investment
Advisory Agreement between the Fund and The Killen Group, Inc. The renewal of the Agreement was approved. The votes were 7,046,669 and 134,325 abstained.

	The third proposal was the ratification of the appointment of Price Waterhouse LLP as the Fund's independent accountants for 1998. The votes were 7,110,565 for approval, 41,183 against and 98,946 abstained.

	The fourth proposal was to amend the Articles of Incorporation to increase the number of authorized shares from 20,000,000 to 100,000,000. The votes were 6,693,650 for amendment, 317,674 against, and 239,369 abstained.

	The final proposal was to amend a fundamental investment restriction and bylaws to permit the Fund purchase and sell Rule 144A Securities. The votes were 5,319,855 for amendment, 415,831 against, 253,857 abstained, and there were 1,261,150 broker non-votes.